Rule 424(b)(3)
File No. 33-65465


PROSPECTUS

                                 21,430 SHARES

                              CYCARE SYSTEMS, INC.
                                  COMMON STOCK

     This Prospectus relates to the offer and sale by Richard D. Jugel ("Selling Stockholder") of 21,430 shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of CyCare Systems, Inc., a Delaware corporation (the "Company"). The Company will not receive any portion of the proceeds from the sale of the Common Stock offered hereby. The Company's Common Stock is traded on the New York Stock Exchange under the symbol "CYS." On February 20, 1996, the closing sales price for the Common Stock, as reported on the New York Stock Exchange, was $29.625 per share.

     The Selling Stockholder may from time to time effect sales of Common Stock in one or more transactions pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), in privately negotiated transactions, or in ordinary broker's transactions on the New York Stock Exchange, at the price prevailing at the time of such sales, at prices relating to such prevailing market prices, or at negotiated prices. It is anticipated that any broker-dealers participating in such sales of securities will receive the usual and customary selling commissions. The net proceeds to the Selling Stockholder will be the proceeds received by him upon such sales, less brokerage commissions. All expenses of registration incurred in connection with this offering are being borne by the Company. The brokerage and other expenses of sale incurred by the Selling Stockholder will be borne by the Selling Stockholder. See "Plan of Distribution" and "Selling Stockholder".
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      SEE "RISK FACTORS" ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
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                               February 26, 1996

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements, and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange. Reports, proxy statements, and other information filed by the Company may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a registration statement on Form S-3 (the "Registration Statement") that the Company has filed with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement and the exhibits thereto and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock offered hereby. Statements contained in this Prospectus as to the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete and, in each instance, reference is made to the copy of such document as so filed. Each such statement is qualified in its entirety by such reference.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents have been filed by the Company with the Commission and are hereby incorporated by reference in this Prospectus: (i) the Annual Report of the Company on Form 10-K for the year ended December 31, 1994; (ii) the Quarterly Reports of the Company on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1995; and (iii) the description of the Company's Common Stock contained in its Registration Statement pursuant to Section 12 of the Exchange Act, as amended from time to time. All other documents and reports filed by the Company with the Commission pursuant to Sections 13, 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will cause to be furnished without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to the Company's principal executive offices at 7001 North Scottsdale Road, Suite 1000, Scottsdale, Arizona 85253-3644; telephone: (602) 596-4300; attn: Mark R. Schonau, Chief Financial Officer -- Secretary/Treasurer.

                                  RISK FACTORS

     THE PURCHASE OF THE COMMON STOCK OFFERED HEREBY INVOLVES SUBSTANTIAL RISK. THE FOLLOWING MATTERS, INCLUDING THOSE MENTIONED ELSEWHERE, SHOULD BE CONSIDERED CAREFULLY BY A PROSPECTIVE INVESTOR IN EVALUATING A PURCHASE OF THE COMMON STOCK.

     Variability of Quarterly Operating Results; Seasonality. The Company's revenues and operating results can vary significantly from quarter to quarter as a result of a number of factors, including the volume and timing of systems sales and installations and product deliveries from the Company's vendors. The timing of such revenues from systems sales is difficult to forecast because the Company's sales cycle can vary depending upon factors such as the size of the transaction and general economic conditions. Because a significant percentage of the Company's expenses are relatively fixed, a variation in the timing of systems sales can cause significant variations in operating results from quarter to quarter. The Company's future operating results may fluctuate as a result of these and other factors, such as customer purchasing patterns and the timing of new product and service introductions and product upgrade releases. In addition, the Company's revenues from system sales have historically followed seasonal patterns with a lower level of sales occurring in the first quarter of the year and a greater level of sales occurring in the fourth quarter of the year.

     Uncertainty in Healthcare Industry; Government Healthcare Reform
Proposals. The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operation of healthcare facilities. During the past several years, the healthcare industry has been subject to an increase in governmental regulation of, among other things, reimbursement rates and certain capital expenditures. Many lawmakers have announced that they intend to propose programs to reform the U.S. healthcare system. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates, and otherwise change the operating environment for the Company's customers. Healthcare providers may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments, including those for the Company's products and related services. Cost-containment measures instituted by healthcare providers as a result of regulatory reform or otherwise could result in greater selectivity in the allocation of capital funds. Such selectivity could have an adverse effect on the Company's ability to sell its products and related services. The Company cannot predict with any certainty what impact, if any, such proposals or healthcare reforms might have on its business, financial condition, and results of operations.

     Competition. The Company faces significant competition from a number of different sources. Physician practice management systems are offered to physicians by competitors of the Company, including software vendors, systems integrators, and computer hardware manufacturers. Data processing organizations also compete with the Company by providing computerized billing, claims processing, and record management services to medical offices. In addition, healthcare reform, cost containment efforts, and other developments in the healthcare market are causing new computer-based systems to be developed to automate and make more efficient the methods for recording and paying healthcare claims. Certain claims processing organizations, hospitals, third-party administrators, hospital systems organizations, insurers, banks, and a variety of healthcare organizations now provide computer and/or other electronic data transmission systems, which sometimes include medical office management software, to physicians which provide a direct data-link between the physician and the organization. Also, other firms may seek to establish competitive networks linking physicians electronically with a variety of healthcare organizations. The opportunities to sell practice management systems and to provide claims processing and related services to large healthcare providers such as hospitals, health maintenance organizations, and preferred provider organizations could attract significant additional competition to the market. While management believes that no vendor dominates the overall market for physician practice management systems and no service provider dominates the overall market for claims processing services, certain of the Company's existing and potential competitors have substantially greater resources than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully with its competitors in the future.

     New Products and Services; Technological Changes. The market for physician practice management systems is characterized by continual change and improvement in computer hardware and software technology, as well as in services. Although the Company believes that its products and services continue to be competitive in the marketplace, the Company intends to continue to upgrade and enhance its products and services. The Company's success will depend upon the Company's ability to enhance its current products and services, to introduce new products and services which keep pace with technological and market developments, and to address the increasingly sophisticated needs of its customers. There can be no assurance that the Company will be successful in developing, marketing, and/or licensing from third parties, on a timely basis, product or service enhancements or new products or services that respond to advances by others, or that its new products or services will adequately address the needs of, or be accepted by, the market.

     Market and Product Concentration. The Company would be materially adversely affected by an overall decline or other material change in the market for physician practice management systems and for claims processing services. During the nine-month period ending September 30, 1995, approximately 36% of the Company's net revenues were derived from sales of the CS3000 and related products and from claims processing services. There can be no assurance that sales levels of the CS3000 and the revenue from claims processing will increase or be sustained.

     Acquisitions. The Company's expansion strategy involves the acquisition of complementary businesses, products, services, and technologies, as well as internal growth. There can be no assurance, however, that any future acquisitions will not have an adverse effect upon the Company's operating results, particularly immediately following the consummation of such transactions when the operations of the acquired business are being integrated into the Company's operations.

     Product Liability. Certain of the Company's products provide applications that relate to patient medical histories and treatment plans. Any failure by the Company's products to provide accurate and timely information could result in claims against the Company. The Company maintains insurance to protect against claims associated with the use of its products, but there can be no assurance that its insurance coverage would adequately cover any claim asserted against the Company. A successful claim brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition, and results of operations. Even unsuccessful claims could result in the Company's expenditure of funds in litigation, as well as diversion of management time and resources. There can be no assurance that the Company will not be subject to product liability claims, that such claims will not result in liability in excess of its insurance coverages, that the Company's insurance will cover such claims, or that appropriate insurance will continue to be available to the Company in the future at commercially reasonable rates.

     Dependence on Proprietary Technology. The Company relies on a combination of the trade secret, copyright and trademark laws, nondisclosure and other contractual provisions, and technical measures to protect its proprietary rights in its products. There can be no assurance that these protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Although the Company believes that its products, trademarks, and other proprietary rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future.

     Dependence on Key Personnel. The success of the Company is dependent to a significant degree on its key management and technical personnel, including its Chairman of the Board of Directors, President and Chief Executive Officer, Jim
H. Houtz. The Company believes that its continued future success will also depend upon its ability to attract, motivate, and retain highly-skilled technical, managerial, and marketing personnel. Competition for such personnel in the software systems integration industry is intense. The loss of key personnel or the inability to hire or retain qualified personnel could have a material adverse effect on the Company's business, financial condition, and results of operations. Although the Company has been successful to date in attracting and retaining skilled personnel, there can be no assurance that the Company will continue to be successful in attracting and retaining the personnel it requires to successfully develop new and enhanced products and to continue to grow and operate profitably.

     Possible Volatility of Stock Price. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the high technology sector, which have often been unrelated to the operating performance of particular companies. In addition, factors such as announcements of technological innovations or new products by the Company or its competitors or third parties, as well as market conditions in the computer software or hardware industries, may have a significant impact on the market price of the Common Stock.

     Effect of Certain Certificate of Incorporation Provisions. The Company's Certificate of Incorporation contains certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. In addition, the Company has entered into a Shareholder Rights Agreement that could have the effect of discouraging a third party from attempting to acquire control of the Company.

                              RECENT DEVELOPMENTS

     On December 21, 1995, the Company announced a one-time $3.8 million technology charge related primarily to previously developed software technology the Company will replace with more advanced products. The most significant portion of the charge relates to the Company's previously developed medical records technology, which will be replaced by a more advanced product licensed from Wang Laboratories, Inc. through a marketing services agreement entered into earlier this year. Another significant portion of the charge relates to a main frame version of the CS3000, which the Company has determined will not be viable in a client-server environment. The charge will result in a loss for the quarter ended December 31, 1995.

                                USE OF PROCEEDS

     All 21,430 shares of Common Stock offered hereby are being offered by the Selling Stockholder. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

                              SELLING STOCKHOLDER

     On December 1, 1995, Richard D. Jugel Company ("Jugel") merged with and into the Company pursuant to an Agreement of Merger, dated December 1, 1995 (the "Agreement"). At the time of the merger, the Selling Stockholder owned all of the issued and outstanding shares of the capital stock of Jugel. Under the terms of the Agreement, Selling Stockholder's shares of Jugel common stock were automatically cancelled and extinguished and were converted into 21,430 shares of the Company's Common Stock. Under the Agreement, the Company is required to register for public sale those shares of Common Stock issued to Selling Stockholder. This Prospectus is a part of a Registration Statement filed by the Company in order to satisfy this requirement. In addition, in connection with the Agreement, the Company entered into a four-year Employment Agreement with Selling Stockholder and Selling Stockholder executed a Non-Competition Agreement in favor of the Company. Selling Stockholder now serves as Vice
President -- Research and Development of the Company's CyData, Inc. subsidiary.

     The following table provides certain information with respect to the Common Stock owned by the Selling Stockholder as of December 29, 1995.

                             PERCENTAGE OF                               PERCENTAGE OF
       NO. OF SHARES         COMMON STOCK                                COMMON SHARES
         OF COMMON          OWNED PRIOR TO         NO. OF COMMON        OWNED AFTER THE
        STOCK OWNED           OFFERING(1)         SHARES OFFERED          OFFERING(2)
    -------------------   -------------------   -------------------   -------------------
          21,430                 0.43%                21,430                  0%

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(1) Includes all shares of Common Stock beneficially owned by the Selling Stockholder as a percentage of the 5,030,888 shares of Common Stock outstanding at December 29, 1995.

(2) Assumes that Selling Stockholder disposes all of the shares of Common Stock covered by this Prospectus and does not acquire any additional shares of Common Stock.

                              PLAN OF DISTRIBUTION

     This Prospectus relates to the sale of 21,430 shares of Common Stock by Selling Stockholder. The Selling Stockholder may from time to time effect sales of Common Stock in one or more transactions pursuant to Rule 144 under the Securities Act, in privately negotiated transactions, or in ordinary broker's transactions on the New York Stock Exchange, at the price prevailing at the time of such sales, at prices relating to such prevailing market prices, or at negotiated prices. It is anticipated that any broker-dealers participating in such sales of securities will receive the usual and customary selling commissions.

     The Company will pay all of the expenses incident to the registration of the Common Stock offered hereby, other than commissions and selling expenses with respect to the Common Stock being sold by the Selling Stockholder.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Snell & Wilmer L.L.P., One Arizona Center, Phoenix, Arizona 85004.

                                    EXPERTS

     The consolidated financial statements of CyCare Systems, Inc. incorporated by reference in CyCare Systems, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

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                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Information Incorporated by
  Reference...........................    2
Risk Factors..........................    3
Recent Developments...................    5
Use of Proceeds.......................    5
Selling Stockholder...................    5
Plan of Distribution..................    6
Legal Matters.........................    6
Experts...............................    6

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                                     CYCARE
                                 SYSTEMS, INC.
                                     21,430
                                     SHARES
                                       OF
                                  COMMON STOCK
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                                   PROSPECTUS
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                               February 26, 1996
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